Exhibit 8.1
Subsidiaries of Maxeon Solar Technologies, Ltd.

Name of Subsidiary	Country of Incorporation
Maxeon Solar Pte. Ltd	Singapore
SunPower Philippines Manufacturing Ltd.	Cayman Islands
SunPower Malaysia Manufacturing Sdn. Bhd.	Malaysia
SunPower Systems Sarl	Switzerland
SunPower Energy Solutions France SAS	France
SunPower Corporation Mexico, S. de R.L. de C.V.	Mexico
SunPower Japan KK	Japan
SunPower Italia S.r.l.	Italy
SunPower Systems International Limited	Hong Kong
SunPower Manufacturing Corporation Limited	Hong Kong
SPML Land, Inc.	Philippines
SunPower Netherlands B.V.	Netherlands
SunPower Corporation Australia Pty. Ltd.	Australia
SunPower Technology Ltd.	Cayman Islands
SunPower GmbH	Germany
SunPower Manufacturing (Pty) Ltd	South Africa
SunPower Energy Systems Singapore Pte. Ltd.	Singapore